

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 18, 2008

Mr. David Mathieson
Senior VP and CFO
RSC Holdings Inc.
6929 E. Greenway Pkwy
Scottsdale, AZ 85254

> **RE: Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **File No. 1-33485**

Dear Mr. Mathieson:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 RSC HOLDINGS INC. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 27

General

2. Please expand MD&A to provide a discussion of the effect of recent economic events on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information.

Liquidity and Capital Resources, page 36

3. Your disclosures indicate that you fund your operations from cash flow from operations and borrowings under your debt facilities. Please further enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In this regard, we note that significant cash flows from your debt facilities have been required to fund operations and capital expenditures. Please describe how you determined that remaining availability under your debt facilities will continue to be sufficient to meet your needs.

4. Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you have already included these amounts in the estimated interest payments line item, please revise your disclosure to clarify this. Please also disclose any assumptions used to derive estimated payments under interest rate swaps.

Item 8 – Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies, page F-9

Marketing and Advertising Costs, page F-12

5. Please disclose in a footnote the amount of cooperative advertising reimbursements that you treat as a reduction of expense line items below the gross profit subtotal, such as selling, general and administrative expenses, for each period presented.

Note 5 – Debt, page F-16

6. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 17 – Selected Unaudited Quarterly Financial Data, page F-27

7. Please also present your basic net income (loss) per common share for each quarter presented. See Item 302 of Regulation S-K.

Exhibit 12 – Computation of Ratio of Earnings to Fixed Charges

8. We note your presentation of the ratio of earnings to fixed charges in this exhibit. Please revise to disclose how you calculated the ratio of earnings to fixed charges. See Item 503(d) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

9. Please address the above comments in your interim filings as well.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Business Environment and Outlook, page 12

10. We note your disclosures regarding store closures in the three and nine months ended September 30, 2008. Please revise your disclosures within the notes to your financial statements to ensure you meet the disclosure requirements set forth in paragraph 20 of SFAS 146.

<u>RSC EQUIPMENT RENTAL, INC. AND RSC HOLDINGS III, LLC</u>

<u>General</u>

11. Please address the above comments in the Forms 10-K and Forms 10-Q for RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable. Also, please ensure that you separately file the response letter for each registrant on EDGAR.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief